UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.1)*

BRIDGELINE DIGITAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10807Q304
(CUSIP Number)

Roger “Ari” Kahn
C/O Bridgeline Digital, Inc. 100 Sylvan Road, Suite G700 Woburn, Massachusetts (781) 376-5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A1

CUSIP No. 10807Q304	Page 2 of 5 Pages

1.	Names of Reporting Person: Roger “Ari” Kahn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 884,750
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 884,750
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 884,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.3%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D/A1

CUSIP No. 10807Q304	Page 3 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by Roger “Ari” Kahn with the United States Securities and Exchange Commission on August 30, 2022 (the “Report”). This Amendment No. 1 relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Bridgeline Digital, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Sylvan Road, Suite G700, Woburn, Massachusetts. Information contained in the Report remains effective except to the extent that it is amended, restated, or superseded by the information contained in this Amendment No. 1. All capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meaning set forth in the Report.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Report is hereby amended and supplemented by adding the following information:

Between September 6, 2022 and September 14, 2022, Mr. Kahn purchased an aggregate of 130,803 shares of Issuer Common Stock through a series of open market purchases of Issuer Common Stock, purchased with Mr. Kahn’s personal funds.

As of the date of this Amendment No.1, Mr. Kahn purchased 130,803 shares of Issuer Common Stock in open market transactions since the filing of the Report.

Item 4. Purpose of Transaction

Item 4 of the Report is hereby amended and supplemented to incorporate by reference the disclosure made under Item 3.

Item 5. Interest in Securities of the Issuer

Item 5 of the Report is hereby amended and restated in its entirety as follows:

(a)

As of the date of this Amendment No.1, Mr. Kahn beneficially owns 884,750 shares of Issuer Common Stock (comprised of (i) 442,885 shares of Issuer Common Stock, (ii) options to acquire 241,865 shares of Issuer Common Stock which have vested or which will vest within 60 days of September 16, 2022, and (iii) 200,000 restricted shares of Issuer Common Stock), which number of shares represents approximately 8.3% of the outstanding Issuer Common Stock based on 10,217,609 shares of Common Stock issued and outstanding as of August 9, 2022, as reported in the Issuer’s Form 10-Q filed on August 12, 2022. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Mr. Kahn may be deemed to have the sole power to vote or direct the vote, or to dispose or direct the disposition, of an aggregate of 884,750 shares of Issuer Common Stock.

(c)	Except as described in Item 3, which is hereby incorporated by reference, Mr. Kahn has not effected any transaction in Issuer Common Stock since the filing of the Report.

(d) and (e)	Not applicable.

Schedule 13D/A1

CUSIP No. 10807Q304	Page 4 of 5 Pages

Item 7.         Material to be Filed as Exhibits

Item 7 of the Report is hereby amended and restated in its entirety as follows:

7.1	Restricted Stock Agreement, dated August 14, 2022 (incorporated by reference to the Schedule 13D filed by Roger “Ari” Kahn with the SEC on August 30, 2022).
7.2

Employment Agreement, dated September 13, 2019 Between Bridgeline Digital, Inc. and Roger “Ari” Kahn (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on September 18, 2019).

7.3	First Amendment to Roger “Ari” Kahn’s Employment Agreement, dated February 25, 2021 (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on March 2, 2021).
7.4	Second Amendment to Roger “Ari” Kahn’s Employment Agreement, dated August 18, 2022 (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on August 24, 2022).

Schedule 13D/A1

CUSIP No. 10807Q304	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2022

 /s/ Roger “Ari” Kahn

Name: Roger “Ari” Kahn